(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	January 30, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Newbury Street Trust (the trust):
Tax-Exempt Fund
Treasury Fund (the funds)
File Nos. 002-78458 and 811-03518
Post-Effective Amendment No. 65

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 65 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Premium Class for Tax-Exempt Fund and Fidelity Treasury Fund for Treasury Fund.

This filing contains the Prospectuses and Statements of Additional Information for Tax-Exempt Fund and Treasury Fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of March 31, 2015. We request your comments by March 2, 2015.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group